                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

               NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                      NORTHLAND COMMUNICATIONS CORPORATION
                            FN EQUITIES JOINT VENTURE
                       (Name of Persons Filing Statement)

  PARTICIPATION INTERESTS IN NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                         (Title or Class Of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

          JOHN S. WHETZELL, PRESIDENT                      JOHN S. SIMMERS, PARTNER
     NORTHLAND COMMUNICATIONS CORPORATION                 FN EQUITIES JOINT VENTURE
         1201 THIRD AVENUE, SUITE 3600                     2780 SKY PARK, SUITE 300
           SEATTLE, WASHINGTON 98101                      TORRANCE CALIFORNIA 90505
                (206) 621-1351                                  (310) 326-3100

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

  a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A
        [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to
        240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the
        Securities Exchange Act Of 1934.

  b.[ ] The filing of a registration statement under the Securities Act of 1933.

  c.[ ] A tender offer.

  d.[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in box "(a)" are preliminary copies:[X]

                               Calculation of Filing Fee
                -------------------------------------------------------
                Transaction Valuation              Amount of Filing Fee *
                ---------------------              --------------------
                      $44,730,486                          $8,946
       (PROJECTED PARTNERSHIP NET CASH VALUE)

        *Based on projected Registrant/Partnership net cash value.

[X] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1) Amount Previously Paid: $8,946

    2) Form, Schedule or Registration Statement No.: SCHEDULE 14A; COMMISSION FILE NO. 0-16065

    3) Filing Party:  REGISTRANT/PARTNERSHIP

    4) Date Filed:  DECEMBER 1, 1999



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The purpose of this Amendment No. 1 to Schedule 13E-3 is to withdraw the
Schedule 13E-3 filed with the SEC on December 1, 1999 by Northland Cable Properties Six Limited Partnership (the "Partnership"), Northland Communications Corporation (the "Managing General Partner") and FN Equities Joint Venture. The persons filing this statement elected to take this action because, among other things, the affiliate of the Managing General Partner that intended to purchase the assets of the Partnership was unable to arrange financing for the proposed purchase upon terms that would permit the limited partners to receive a favorable distribution with respect to the amount and timing thereof. The persons filing this statement were concerned that this and other factors would require the transaction be restructured, which could result in a diminished potential return on investment to the limited partners.

                 -----------------------------------------------

                                   SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

    Dated June 20, 2000.      NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP

                                   By:  NORTHLAND COMMUNICATIONS CORPORATION
                                        Managing General Partner

                                   By:       /s/ John S. Whetzell
                                      ------------------------------------------
                                      John S. Whetzell, President


                                   By:       /s/ Richard I. Clark
                                      ------------------------------------------
                                      Richard I. Clark, Vice President


                                   NORTHLAND COMMUNICATIONS CORPORATION

                                   By:
                                                /s/ John S. Whetzell
                                      ------------------------------------------
                                      John S. Whetzell, President


                                   By:
                                                /s/ Richard I. Clark
                                      ------------------------------------------
                                      Richard I. Clark, Vice President


                                   FN EQUITIES JOINT VENTURE

                                   By:  FN EQUITIES, INC., Partner


                                        By:       /s/ John S. Simmers
                                           -------------------------------------
                                           John S. Simmers, Vice President

                                        By:       /s/ John S. Simmers
                                           -------------------------------------
                                           John S. Simmers, Partner

                                   By:  FN NETWORK PARTNERS, LTD., Partner

                                        By:       /s/ John S. Simmers
                                           -------------------------------------
                                           John S. Simmers, General Partner



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